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     For period ending 09-30-96
     File Number 811-5853
     Sub-Item 77.D
     Series 1 & 2


     77.D.  Policies with respect to securities investments.

                      The Heritage Income Trust - High Yield Bond Fund ("Fund") modified its non-fundamental investment policies to allow for investment of up to 100% -- rather than up to 50% -- of the Fund's assets in lower-rated high yield securities and in securities rated BBB by Standard & Poor's or Baa by Moody's Investors Service, Inc. or deemed to be of comparable quality by the Fund's investment subadviser. To be consistent with these new policies, the Fund further modified its fundamental investment objective so that the Fund could seek high current income as opposed to high current income consistent with the preservation of capital.

                      The Heritage Income Trust - Intermediate Government Fund ("Government Fund") changed its non-fundamental investment policies to an intermediate term as opposed to a short or limited term portfolio and changed the weighted average portfolio maturity of the Government Fund from less than five years to between three and ten years.
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